Intec Parent, Inc.

12 Hartom Street

Har Hotzvim, Jerusalem 9777512

Israel

May 13, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intec Parent, Inc.
Registration Statement on Form S-4 File No. 333-255389

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intec Parent, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-255389) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on May 14, 2021 or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Ze’-ev Eiger at (571) 213-6976. The Registrant hereby authorizes Mr. Eiger to orally modify or withdraw this request for acceleration.

Very truly yours,

INTEC PARENT, INC.

By:	/s/ Jeffrey Meckler
Name:	Jeffrey Meckler
Title:	Chief Executive Officer